February 27, 2006

Max A. Webb

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Allstate Life Global Funding

Allstate Life Insurance Company

Amendment No. 1 to Registration Statement on Form S-3

(File No. 333-129157), Filed on November 29, 2005

Dear Mr. Webb:

On behalf of Allstate Life Global Funding (“Global Funding”) and Allstate Life Insurance Company (“Allstate Life” and, together with Global Funding, the “Registrants”), we hereby submit for your review Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of the Registrants originally filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2005, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and amended by Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed with the Commission on November 29, 2005, pursuant to the Securities Act, in connection with two programs for the issuance of medium term notes (the “Notes”) secured by funding agreements issued by Allstate Life (the “Programs”). An electronic version of Amendment No. 2 has been concurrently filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. We have enclosed one clean copy of Amendment No. 2 and four copies of Amendment No. 2, which have been marked to show changes made to Amendment No. 1.

In addition, we are providing the following responses to the comments given by the staff of the Division of Corporation Finance of the Commission (the “Staff”) set

Max A. Webb

February 27, 2006

forth in your letter dated December 23, 2005 to Douglas K. Johnson, President of AMACAR Pacific Corp., Administrator (the “Administrator”) of Global Funding and Allstate Life Global Funding Trusts (the “Trusts”) and Michael J. Velotta, Senior Vice President, General Counsel and Secretary of Allstate Life, with respect to the Registration Statement. We are also providing clarification to the response to prior comment No. 4 previously given by the Staff in its letter dated November 18, 2005. We are authorized by the Registrants to provide the responses contained in this letter on behalf of the Registrants.

For your convenience, we set forth each comment from your comment letter in bold typeface and include the response below it. Unless otherwise noted, all page references are to the clean version of the prospectus supplement (the “Institutional Prospectus Supplement”) for the secured medium term notes program (the “Institutional Program”), the prospectus supplement (the “Retail Prospectus Supplement” and, together with the Institutional Prospectus Supplement, the “Program Prospectus Supplements”) for the Allstate Life® CoreNotes® program (the “Retail Program”) or the base prospectus (the “Base Prospectus”), in each case included in Amendment No. 2, as indicated in the responses.

General

1.	We note your response to our prior comment no. 1. We are discussing this comment and your response with the Office of Chief Counsel and may have additional comments in the next round.

The Registrants acknowledge your comment and refer you to our response to comment no. 2 below.

2.	We reissue previous comment no. 2. We note your response but are unable to see how your situation is different from other registrants using Regulation AB.

The Registrants respectfully submit that the Registration Statement relates to two distinct programs for the issuance of medium term Notes secured by funding agreements issued by Allstate Life: (i) the Institutional Program, pursuant to which Notes are offered primarily to institutional investors; and (ii) the Retail Program, under which Notes are offered primarily to retail investors. Each Program contemplates a separate and distinct set of pricing alternatives and other features that are applicable and relevant only to investors in Notes issued under such Program.

As is typically the case with registration statements that relate to multiple programs, the Base Prospectus contains terms that are applicable to both the Institutional Program and the Retail Program. In addition to the Base

Max A. Webb

February 27, 2006

Prospectus, the Registration Statement includes two expansive prospectus supplements, each of which contains Program-specific information relating to either the Institutional Program or the Retail Program. Following an approach widely utilized by asset-backed industry participants, the Registrants use Program Prospectus Supplements because each of the Institutional Prospectus Supplement and the Retail Prospectus Supplement contains a full menu of Program-specific pricing options that are distinct and only applicable to investors in such Program; the information much the same as would be included in a typical base prospectus. Because the information included in each Program Prospectus Supplement is that typically included in a base prospectus, bracketing such information would be akin to bracketing the information contained in a base prospectus. Such an approach would likely be confusing to investors as it would make the Program Prospectus Supplements very difficult to read and understand, and would cause substantial delays in the preparation of prospectus supplements for specific takedowns.

As previously discussed, to avoid any such confusion and delays, the Registrants have prepared the form of takedown-specific prospectus supplements for both the Institutional Program and the Retail Program (the “Pricing Supplements”) to be filed pursuant to Rule 424(b)(2) or Rule 424(b)(5) of the Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act Rules”), in connection with each takedown under the Programs. We have attached the form of each Pricing Supplement to this letter as Exhibit A. As is contemplated by Regulation AB and the Staff’s positions relating thereto, each form of Pricing Supplement includes bracketed alternatives that can form a structure of a takedown under the applicable Program, all of which refer to the pricing options contained in the Base Prospectus and applicable Program Prospectus Supplement to avoid any potential inconsistency. Each form of Pricing Supplement also includes bracketed items for the price, specific maturity date and other presently unknown terms specific to the particular takedown that are omitted from the Base Prospectus and the applicable Program Prospectus Supplement.

In a letter dated November 29, 2005 (the “Initial Response Letter”), responding to the initial set of the Staff’s comments to the Registration Statement, the Registrants proposed that the forms of Pricing Supplements be filed as exhibits to the Registration Statement. However, in order to better address the Staff’s position on this issue, the Registrants propose to include the form of each Pricing Supplement containing bracketed alternatives that might form part of the structure of a takedown into the related Program Prospectus Supplement. Each Program Prospectus Supplement will clearly indicate that for each takedown under the applicable Program a Pricing Supplement will be prepared that will indicate which of the bracketed alternatives are applicable to

Max A. Webb

February 27, 2006

that particular takedown, such that potential investors reviewing a Program Prospectus Supplement would be well aware of what pricing alternatives could be used for each takedown under such Program.

In addition to being compliant with Regulation AB and the related positions of the Staff, as noted in the Initial Response Letter, the proposed use of Pricing Supplements also follows the Division of Corporation Finance’s Telephone Interpretation No. D.22, under Securities Act Rule 415. This approach is also followed by asset-backed issuers under similar programs.

Furthermore, pursuant to Rule 1102 of Regulation AB, the Registrants have revised the cover page for each of the Base Prospectus, Program Prospectus Supplements and the Pricing Supplements to make it clear to investors that the Notes of each series represent the obligations of the issuing trust and that the Notes of each series constitute asset-backed securities within the meaning of Regulation AB under the Securities Act of 1933, as amended.

The Registrants believe the proposed approach is fully responsive to all applicable rules and regulations, as well as to the Staff’s position on this issue. The Registrants also believe this approach is in the best interest of investors since it creates a simpler and better-structured set of disclosure documents that is easy to read, understand and follow, and will allow the Registrants to promptly prepare takedown-specific Pricing Supplements without unnecessary delays.

3.

We note your clarification provided in response to our prior comment no. 8. However, consistent with Item 1103(a)(1) please revise the Summary section of the prospectus supplement to also clarify that JP Morgan Trust Company, National Association will perform the functions of the servicer.

Amendment No. 1 has been revised to reflect your comment. See page S-4 of the Institutional Prospectus Supplement and page S-4 of the Retail Prospectus Supplement.

Prospectus Supplement – Secured Medium Term Notes

Floating Rate Notes, page S-51

4.

We note your response to previous comment no. 15 and are not persuaded by it. It appears that the embedded put, which would not convert to cash by its own terms but would permit the election to do so by the ultimate holder of the securities, is an impermissible asset. Please revise to eliminate this asset or provide a legal analysis.

Max A. Webb

February 27, 2006

The Registrants respectfully submit that notwithstanding any put option embedded in any Notes, the Notes and the funding agreement(s) securing such Notes (the “Funding Agreement(s)”) would be consistent with the definition of the term “asset-backed security” in Rule 1101(c) of Regulation AB because they would convert to cash by their own terms within a finite time period.

As stated in our earlier response letter, under the Programs the Notes generally mature by their terms on a specified final maturity date, when the holders are paid the principal and any accrued and unpaid interest. If so specified in the Pricing Supplement, a series of Notes also may permit, upon the terms and subject to the limitations set forth in such Pricing Supplement, repayment before the specified final maturity date at the option of persons designated in the applicable Pricing Supplement. This right may only be exercised on the dates specified in the Notes and disclosed in the Pricing Supplement. A person exercising this right may require the issuing Allstate Life Global Funding Trust (each, a “Trust”) to repay such person’s Notes before their final maturity date in whole or from time to time in part in increments of $1,000 or any other integral multiple of an authorized denomination specified in the applicable Pricing Supplement (provided that any remaining principal amount thereof shall be at least $1,000 or other minimum authorized denomination applicable thereto), at a repayment price equal to 100% of the unpaid principal amount thereof to be repaid, together with unpaid interest accrued thereon to the date of repayment and any other amounts then due and owing. Exercise of the put option would be irrevocable. If a put option is embedded in the Notes of a series, each Funding Agreement securing such series of Notes would also include a corresponding put option, such that the exercise of the put option in respect of such Notes would cause the exercise of the put option under each related Funding Agreement.

Accordingly, the Registrants submit that the put option embedded in the Notes of any series would be consistent with the definition of an “asset-backed security” because: (i) any such Note would convert into cash within a “finite time period” (upon the occurrence of the earlier of the final maturity date or the date of the exercise of such put option); and (ii) such Notes would convert into cash “pursuant to their own terms” because the terms governing payment upon exercise of the put option or on the final maturity date would be intrinsic terms of the Notes.

Likewise, any Funding Agreement securing any series of Notes with an embedded put option would be consistent with the definition of “asset-backed security” because: (i) like the related Notes, each such Funding Agreement would convert into cash within a “finite time period” (upon the earlier of its final maturity date or the date of the exercise of the put option under such Funding Agreement); and (ii) each such Funding Agreement would convert into cash

Max A. Webb

February 27, 2006

“pursuant to its own terms” because the terms governing payment upon exercise of the put option or on the final maturity date would be intrinsic terms of the Funding Agreement(s).

We note that asset-backed issuers have been offering and selling asset-backed securities with embedded put options (similar to those in the Notes) at least since 1981, and have been offering such asset-backed securities with embedded put options utilizing registration statements on Form S-3 since 1992. The definition of the term “asset-backed security” for purposes of utilizing a registration statement on Form S-3 was adopted in 1992 in connection with the simplification of registration procedures for primary securities offerings (Release No. 33-6964)(the “S-3 Release”). In the S-3 Release, the Commission addressed a comment received with respect to providing a non-exclusive list of types of assets that would be eligible to service asset-backed securities. Rather than providing such a list of “eligible assets” that could be securitized, the Commission instead adopted a broad definition of “asset-backed security” that would encompass any of the assets included in Rule 3a-7 (“Rule 3a-7”) under the Investment Company Act of 1940, as amended (the “1940 Act”), to “provide sufficient flexibility and to accommodate future developments in the asset-backed marketplace.” This approach indicates that rules relating to asset-backed securities under Form S-3 were intended to be consistent with the requirements of Rule 3a-7. It follows that any type of asset-backed security that may be issued pursuant to Rule 3a-7 could be registered and issued pursuant to a registration statement on Form S-3. Even though Rule 3a-7, on its face, prohibits asset-backed issuers from issuing “redeemable securities” (as defined in Section 2(a) (32) of the 1940 Act), subject to certain limitations, asset-backed securities with embedded put options may be issued under Rule 3a-7.

Namely, in the adopting release for Rule 3a-7 (Release No. IC-19105, dated November 27, 1992)(the “Rule 3a-7 Release”), the Commission stated that for guidance as to whether particular types of securities would be considered “redeemable” under Rule 3a-7, counsel should look to SEC Staff No-Action Letters under Section 3(c)(5) of the 1940 Act. Such No-Action Letters have firmly established that whether securities are redeemable at the option of the holder is a facts and circumstances determination that generally depends on the extent of restrictions on investors’ ability to withdraw funds. See, e.g., California Dentists’ Guild Real Estate Mortgage Fund II, SEC No-Action Letter (pub. avail. Jan. 4, 1990) (securities of a fund were not redeemable when, among other things, there were limitations on when funds could be withdrawn relating to holding periods, notice periods, and cash availability); and Nebraska Higher Educ. Loan Program, Inc., SEC No-Action Letter (pub. avail. April 3, 1998) (tax-exempt bonds were not redeemable securities when subject to an adequate holding period before redemption).

Max A. Webb

February 27, 2006

In reliance on these and other No-Action Letters, asset-backed issuers relying on Rule 3a-7 continued to issue asset-backed securities with embedded put options after the publication of the Rule 3a-7 Release, so long as such put options were consistent with the above referenced No-Action Letters (i.e., sufficient restrictions were imposed on the exercise of such put options). Since the S-3 Release referred to the Rule 3a-7 Release in defining the types of assets eligible to support asset-backed securities, asset-backed issuers frequently issued such asset-backed securities with embedded put options utilizing registration statements on Form S-3. We note that in the Regulation AB Release, the Commission specifically stated that “[a]fter more than ten years of experience with the definition of ‘asset-backed security,’ [the Commission] believe[d] that the core definition is still sound”, and the Commission did not modify the definition in any manner relevant to the matters outlined above. Accordingly, the Registrants respectfully submit that asset-backed issuers may continue to issue asset-backed securities with embedded put options utilizing registration statements on Form S-3 following the adoption of Regulation AB, subject, in the case, of asset-backed issuers relying on Section 3(c)(5) or Rule 3a-7 under the Investment Company Act, to all appropriate restrictions consistent with the No-Action Letters discussed above. Since it is anticipated that each Trust issuing Notes under the Programs would be relying on Rule 3a-7 for purposes of the 1940 Act, any Notes with embedded put options would include appropriate restrictions.

This issue has also been discussed during the 2004 process of the Staff’s review of the Registration Statement on Form S-3 of Merrill Lynch Depositor, Inc. (“Merrill Lynch”) (File No. 333-116208). Responding to the inquiry by the Staff relating to, among other things, the ability to issue securities with embedded put options under the Registration Statement, Merrill Lynch explained that put rights contained in the registered securities were “eligible assets” as defined under Rule 3a-7 under the 1940 Act because, among other things, the put rights, were themselves merely the right to receive cash at a fixed point or points in the future, were intrinsic terms of the underlying securities (which underlying securities were “eligible assets”) and were not an asset separate and apart from the underlying securities. The Registration Statement was declared effective by the Staff.

The base prospectus included in the Registration Statement on page 13 specifies negative covenants to be provided by each issuing trust, including that such trust shall not “become required to register as an ‘investment company’ under the Investment Company Act”. While the Registrants believe these negative covenants are sufficient to ensure the trusts will not issue any Notes with embedded put options that do not meet the exemption under Rule 3a-7, in order to address the Staff’s concerns, the Registrants propose to expand the disclosure

Max A. Webb

February 27, 2006

by inserting the following paragraph into the Registration Statement on page S-26 of the Institutional Prospectus Supplement, page S-38 of the Retail Prospectus Supplement and page 20 of the Base Prospectus where the Registration Statement states that the Notes may be repayable at the option of the holders:

None of the trusts will issue Notes that may be repaid at the option of the holders prior to the stated maturity date if such issuance would cause the relevant trust to fail to satisfy the applicable requirements for exemption under Rule 3a-7 under the Investment Company Act of 1940, as amended, and all applicable rules, regulations and interpretations thereunder.

Base Prospectus

Signatures, page II-7

5.	We note your response to prior comment no. 21. In the next amendment please revise to have your signature page signed in accordance with instructions 1 and 2 under Signatures for Form S-3.

Amendment No. 1 has been revised to reflect your comment. See page II-7 of Amendment No. 2.

Supplemental Response to Prior Staff Comment No. 4 from November 18, 2005 Letter

6.	Either include the information called for by Item 1105 or provide us with your analysis of why it is not material.

The Registrants respectfully submit that the information called for by Item 1105 is not material to investors or the Program. Under Item 1105 of Regulation AB, among other things, certain information regarding static pool information must be provided with respect to amortizing asset pools. The sole securitizing assets underlying each series of Notes will be funding agreements issued by Allstate Life, as the sponsor, which will be assigned to and deposited into the issuing Trust by Global Funding, as depositor. Each of the funding agreements for a series of Notes will have an aggregate principal amount equal to the principal amount of the related series of Notes and will otherwise have payment and other terms substantially similar to such series of Notes.

Item 1105(a) requires the disclosure of material information relating to delinquencies, cumulative losses and prepayments for prior static securitized

Max A. Webb

February 27, 2006

pools. The Registrants have no material information relating to delinquencies, cumulative losses or prepayments for prior static securitized pools that would assist prospective investors in evaluating an investment in the Notes in any material way. Therefore, the Registrants have determined that no disclosure is required under Item 1105(a). The Registrants have also determined that there is no additional information relating to the Notes that would be considered material under Item 1105(c).

______________________

Please note that the Registrants have included certain changes to Amendment No. 1 to the Registration Statement other than those in response to the Staff’s comments.

We acknowledge your references to Rules 460 and 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

Thank you for your consideration. If you have any further questions or comments please contact me at (212) 424-8667.

Sincerely,

John M. Schwolsky

cc:	John Stickel

Securities and Exchange Commission

Michael J. Velotta

Allstate Life Insurance Company

Joseph L. Seiler III

LeBoeuf, Lamb, Greene & MacRae LLP

Vladimir Nicenko

LeBoeuf, Lamb, Greene & MacRae LLP

Max A. Webb

February 27, 2006

Anthony J. Ribaudo

Sidley Austin Brown & Wood LLP